Exhibit 21.1

LIST OF SUBSIDIARIES

Set forth below is a list of all subsidiaries of the Company as of December 31, 2001 the assets and operations of which are included in the Consolidated Financial Statements of Nortek, Inc., except subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary:

NAME OF SUBSIDIARY	Jurisdiction
Broan-NuTone Canada, Inc.	Ontario, Canada
Venmar Ventilation Inc.	Quebec, Canada
Innergy Tech Inc.	Quebec, Canada
Venmar Aston Inc.	Quebec, Canada
Venmar CES, Inc.	Saskatchewan, Canada
Venmar Ventilation (H.D.H.) Inc.	Quebec, Canada
Broan-NuTone LLC	Delaware
Aubrey Manufacturing, Inc.	Delaware
NuTone Inc.	Delaware
Rangaire LP	Delaware
Jensen Industries, Inc.	Delaware
Linear Corporation	California
Linear H.K. Manufacturing Ltd.	Hong Kong
Multiplex Technology, Inc.	California
We Monitor America Incorporated	Colorado
Xantech Corporation	California
Nordyne Inc.	Delaware
Commercial Environmental Systems Group, Inc.	Delaware
Governair Corporation	Oklahoma
Mammoth, Inc.	Delaware
Temtrol, Inc.	Oklahoma
Ventrol Air Handling Systems Inc.	Quebec, Canada
Webco, Inc.	Missouri
Nortek Holding B.V.	The Netherlands
Nortek (UK) Limited	United Kingdom
Best S.p.A.	Italy
Best Deutschland GmbH	Germany
Best France S.A.	France
Eaton-Williams Holding Limited	United Kingdom
Elektromec S.p.A.	Italy
Ply Gem Industries, Inc.	Delaware
Great Lakes Window, Inc.	Ohio
Napco Window Systems, Inc.	Delaware
Hoover Treated Wood Products, Inc.	Delaware
Kroy Building Products, Inc.	Delaware
Napco, Inc.	Delaware
Richwood Building Products, Inc.	Delaware
Thermal-Gard, Inc.	Pennsylvania
Variform, Inc.	Missouri